

September 24, 2013

Via E-mail
William Tsu-Cheng Yu
Prime Acquisition Corp.
No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011

Re: Prime Acquisition Corp.
       Schedule TO-I/A
       Filed September 18, 2013
       File No. 005-86162

Dear Mr. Yu:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(A)

General

1.   We note your response to comment 2 from our letter dated September 17, 2013. We note that by encouraging current investors not to tender, you are attempting to prevent a decrease in your shareholder base, but you are not increasing your base. Please revise your disclosure accordingly.

Management Agreement, page 10

2.   We note your revised disclosure in response to comment 4. Please advise us as to whether you have an agreement in place with Consorzio San Marco Innovazione. If so, please describe the material provisions of the agreement or tell us why this is not necessary.

Private Placement, page 14

3.   We note your revised disclosure in response to comment 5. Please tell us whether there is any significance to the 9% discount rate or whether this was arbitrarily determined.

Green Certificate Market Trends, page 56

4.   We note your revised disclosure in response to comment 6. We note your comparisons of the first 9 months of 2012 with the "same period in 2013." Since the first 9 months of 2013 have not yet elapsed, please clarify whether these figures are to date or whether they represent some other time period.

The Acquisition, page 63

5.   We note your response and revised disclosure in response to comment 9. Please revise your disclosure to explain how you will determine the value of the green certificates for purposes of calculating the management fee. Revise to clarify what you mean by "agreed upon value," *i.e.,* whether this represents the purchase price or some other amount. Please similarly clarify how you will value the real estate assets for purposes of calculating the management fee.

Transaction Value Agreement, page 69

6.   Please revise your disclosure to clarify, if accurate, that this agreement has no termination date and that it will continue indefinitely.

Green Certificate Transactions, page 72

7.   We note your responses to comments 6 and 17 and the revised disclosure on page 73. Please discuss the margins associated with producing and selling green certificates. For instance, discuss the minimum price a certificate would need to be to cover the cost of generating the required electricity to acquire the green certificate.

Index to Financial Statements, page F-1

8.   Please change the period referenced in regards to the pro forma financial statements to state that the pro forma financial statements are as of December 31, 2012 and the year then ended.

Unaudited Pro Forma Condensed Statement of Operations for the year ended December, 31, 2012, page F-37

9.   Please revise to include adjustment number 3 within General and Administrative expenses as opposed to Depreciation, Amortization, and Impairment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance, you may contact me at (202) 551-3386.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel